Exhibit 99.1

Marti Announces 2024 Full Year Results

Istanbul, Türkiye – April 29, 2025 - Türkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT) today announced its financial and operational results for the full year ended December 31, 2024.

Financial and Operational Highlights for the Full Year 2024

●	Strong Momentum in Ride-Hailing: Rapid growth of ride-hailing service, with 1.66M unique ride-hailing riders and 262 thousand registered drivers at year-end, exceeding operational targets throughout the year

●	Financial Outperformance Driven by Monetization of Ride-Hailing: Revenue of $18.7M, a net loss of $73.9M, and Adjusted EBITDA of $(19.3)M, surpassing 2024 guidance of $16.6M in revenue and $(22.5)M in Adjusted EBITDA, as a result of monetizing ride-hailing service beginning in October 2024

●	Market Leadership and Scalable Model: Only company offering ride-hailing services at scale in Türkiye. Following two years of investment, 2025 will be the first full year of ride-hailing monetization. Company is providing 2025 guidance of $34.0M in revenue and $3.0M in Adjusted EBITDA, excluding any incremental investments to accelerate ride-hailing growth

“This past year, we sharpened our focus on ride-hailing, drove significant adoption by both riders and drivers, and started monetizing the service with driver subscription packages. As a result, we enter 2025 as the only at-scale ride-hailing operator in the country, with 1.66M unique riders, 262 thousand registered drivers, and a brand that is synonymous with ride-hailing and mobility in Türkiye. We believe we are poised to almost double company revenue and to achieve positive Adjusted EBITDA in 2025, excluding incremental investments to accelerate ride-hailing growth, which we may choose to make during the year. We anticipate that 2025 will be a year of significant scaling of our ride-hailing service and the reflection of monetization on our financial performance, as we move swiftly to capture the growing opportunity for ride-hailing throughout Türkiye,” said Oguz Alper Oktem, founder and CEO.

“Currently, there are approximately 800 thousand daily taxi trips in İstanbul. Based on the New York benchmark, we expect 63% growth in the number of daily trips following the introduction of ride-hailing. This would equate to 2.9M daily ride-hailing trips in Türkiye given that Istanbul represents 45% of Türkiye’s total taxi market share. With Marti’s average gross booking value per trip of $9.20 and a global take rate of 30%, we believe the total market of ride-hailing business offers up to $3 billion in annual revenue potential.”

“Looking forward, we may pursue incremental investments in our ride-hailing service to capitalize on multiple growth drivers, including organic growth in existing cities with loyalty programs, improvements to user experience, launch of operations in new cities and countries, increased take rate, and implementation of dynamic pricing. We believe these initiatives, if undertaken, would support our path toward capturing a $3 billion annual revenue opportunity in the ride-hailing business.”

“Additionally, in 2024 we continued to focus on profitability enhancing measures in our two-wheeled electric vehicle service, successfully deploying efficiency initiatives that have reduced operating losses and the capital requirements of the business.”

“Taken together, the marketing and operational synergies of our ride-hailing and two-wheeled electric vehicle services are obvious, and we believe the progress of the last year will continue into 2025, as we continue to leverage our large installed customer base.”

Financial Highlights for Full Year 2024

Revenue

●	$18.7M in revenue in FY’24, 6.8% lower compared to FY’23, driven by a decline in number of two-wheeled electric vehicles in the field. The number of average daily two-wheeled electric vehicles deployed decreased from 34.6 thousand to 32.6 thousand, or by 5.7%.

●	Exceeded FY’24 revenue guidance of $16.6M by $2.1M, primarily due to monetization of our ride-hailing service, which started in October 2024. We are on track to achieve our FY’25 revenue guidance of $34.0M.

Adjusted EBITDA

●	$(19.3)M Adjusted EBITDA in FY’24, 8.9% lower compared to FY’23, driven by investments in our ride-hailing service prior to the commencement of monetization of the service in October 2024.

●	Exceeded FY’24 Adjusted EBITDA guidance of $(22.5)M by $3.2M driven by monetization of our ride-hailing service since October 2024.

Share Repurchase Program

●	Marti’s share repurchase program, which was adopted in January 2024, enables us to purchase up to $2.5M of our ordinary shares through October 2025.

Acquisitions

●	In February 2024, we completed the acquisition of all of the intellectual property and software assets of Zoba, the leading AI-powered SaaS platform offering dynamic fleet optimization algorithms for two-wheeled electric vehicle rental operators.

Consolidated Financial and Operational Highlights in 2024

	2023	2024	∆
Number of Total Rides (in millions)	21.93	31.71	44.6%
Number of Total Unique Riders (in millions)	1.81	2.13	17.5%

Number of Unique Ride-hailing Riders (in thousands)	499	1,663	233.5%
Number of Registered Ride-hailing Drivers (in thousands)	107	262	145.9%

Average Daily Two-wheeled Electric Vehicles Deployed	34,585	32,597	(5.7)%
Revenue (USD, thousands)	20,030	18,660	(6.8)%
Cost of Revenues (USD, thousands)	(24,085)	(21,549)	(10.5)%
% of Revenue	120%	15%
G&A1 (USD, thousands)	(15,130)	(49,249)	225.5%
% of Revenue	76%	264%
Net Loss[2] (USD, thousands)	(33,815)	(73,881)	118.5%
Adj. EBITDA[3] (USD, thousands)	(17,692)	(19,274)	8.9%
Adj. EBITDA Margin[4]	(88)%	(103)%

1.	In the absence of share-based compensation expense, FY’24 general & administrative expenses were $12.1M.
2.	In the absence of share-based compensation expense, FY’24 net loss was $36.7M.
3.	See definition and reconciliation of Adjusted EBITDA elsewhere in this release.
4.	See definition and reconciliation of Adjusted EBITDA Margin elsewhere in this release.

●	Number of total rides including ride-hailing and two-wheeled electric vehicle services reached 31.71M by the end of 2024, an increase of 9.78M, or 44.6%, compared to 21.93 at the end of 2023.

●	Number of total unique riders including ride-hailing and two-wheeled electric vehicle services reached 2.13M by the end of 2024, an increase of 0.32M, or 17.5%, compared to 1.81 at the end of 2023 due to increasing number of ride-hailing riders.

●	Our ride-hailing service completed 27 months of operations at the end of 2024, after being launched in October 2022. In October 2024, we began monetizing our ride-hailing service in the form of driver subscription packages in which drivers may purchase the right to receive ride requests from riders. In January 2025, we launched a dynamic pricing model designed to improve service efficiency, reduce rider wait times, and enhance driver earnings by offering real-time fare adjustments based on supply and demand.

●	Number of unique ride-hailing riders grew to 1.66M by the end of 2024, exceeding our target of 1.60M by 3.9%. This represents an increase of 1.16M riders, or 233.5%, compared to 499 thousand at the end of 2023. We outperformed our rider targets throughout 2024.

●	Number of registered ride-hailing drivers grew to 262 thousand by the end of 2024, exceeding our target of 245 thousand by 7.1%. This represents an increase of 156 thousand drivers, or 145.9%, compared to 107 thousand at the end of 2023. We outperformed our registered driver targets throughout 2024. Of our 262 thousand registered drivers, 208 thousand are in Türkiye’s largest city, Istanbul. This compares with approximately 20 thousand taxis serving the city.

●	Currently, there are approximately 800 thousand daily taxi trips in Istanbul. Based on the New York benchmark, we expect 63% growth in the number of daily trips after the introduction of ride-hailing. This would equate to 2.9 million daily ride-hailing trips in Türkiye, as Istanbul represents 45% of Türkiye’s total taxi market share. With Marti’s average gross booking value per trip of $9.2 and global take rate of 30%, we believe the total market of ride-hailing business offers up to $3 billion in annual revenue potential.

●	We are continuing to invest in the cost effective growth of our ride-hailing service in 2025, and have set targets for 2.15M riders and 310 thousand registered drivers by June 30, 2025(**).

●	$18.6M in revenue in FY’24, 6.8% lower YoY compared to FY’23, driven by decline in number of two-wheeled electric vehicles on the field, partially offset by ride-hailing monetization.

●	The number of average daily two-wheeled electric vehicles deployed decreased from 34.6 thousand to 32.6 thousand, or by 5.7%.

●	$21.5M cost of revenues in FY’24, 10.5% lower YoY compared to $24.1M in FY’23, as a result of decreasing depreciation and amortization expense and profitability enhancing measures including, ceasing operations in lower performing cities, reallocating vehicles to higher performing cities, and reducing the number of service vans and motorcycles for field operations. In 2024, we ceased operations in Kocaeli, Mersin, and Muğla. Collectively, these cities accounted for only 5% of our total revenue but double that share or 12% of our total variable operating costs over the last 12 months of operational performance.

●	$49.2M general and administrative expenses in FY’24, 225.5% higher YoY compared to $15.1M in FY’23, driven by increasing share-based compensation expense of $37.2M. In the absence of share-based compensation expense, FY’24 general & administrative expenses were $12.1M.

●	$(19.3)M adjusted EBITDA in FY’24, 8.9% lower compared to FY’23, driven by investments in our ride-hailing service prior to the commencement of monetization of the service in October 2024.

●	In February 2024, we completed the acquisition of all of the intellectual property and software assets of Zoba, a leading AI-powered SaaS platform, which offers dynamic fleet optimization algorithms for two-wheeled electric vehicle rental operators. The acquisition is part of the operational efficiency actions that we launched in 2023, continued to take in 2024, and are further taking in 2025 and beyond. Zoba dynamically optimizes where vehicles are deployed and when operational tasks, such as battery swaps, rebalances, and pick-ups, occur to maximize ridership and minimize vehicle operational inefficiencies. In H2’24, vehicles deployed with Zoba produced 2.4x higher daily rides per vehicle than vehicles deployed without Zoba.(***).

(*)	Expectations and targets are not necessarily indicative of future attainment.

(**)	The targeted number of ride-hailing riders and registered drivers by June 30, 2025 in the Ride-Hailing Service are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The targets provided are subject to significant risks and uncertainties, including the risk factors discussed in the Company’s reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by these targets.

(***)	Pilot results and past performance are not necessarily indicative of future attainment.

June 30, 2025 Unique Ride-Hailing Rider and Registered Driver Targets

Marti is reaffirming its June 30, 2025 Unique Ride-Hailing Rider and Registered Driver Targets, as summarized below:

June 30, 2025 Targets(1)
Number of Unique Ride-hailing Riders (in thousands)	2.15 million
Number of Registered Ride-hailing Drivers (in thousands)	310 thousand

(1)	The targeted number of ride-hailing riders and registered drivers by June 30, 2025 in the Ride-Hailing Service are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The targets provided are subject to significant risks and uncertainties, including the risk factors discussed in the Company’s reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by these targets.

Full Year 2025 Guidance

Marti is reaffirming its full year 2025 guidance, as summarized below:

2025 Guidance
Net Revenue(1)	$34.0M
Adjusted EBITDA(2)	$3.0M

1.	The Company’s 2025 guidance assumes continued growth of our ride-hailing service and the absence of any fleet size expansion or replacement investments as vehicles are retired from our two-wheeled electric vehicle fleet.

2.	The Company’s 2025 guidance excludes any incremental investments to support continued ride-hailing growth which we may choose to make during the year.

The full year 2025 guidance provided herein and the targeted number of riders and registered drivers by year end in the ride-hailing service are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The 2025 guidance and targets provided are subject to significant risks and uncertainties, including the risk factors discussed in the Company’s reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by this guidance or the targets.

Conference Call Information

Marti will host a conference call today to discuss its financial and operational results for the full year 2024. See details below. A supplemental investor deck can be accessed from the Company’s investor relations website (https://ir.marti.tech/) where it will remain available for six months.

Date:	April 29, 2025
Time:	3:30 p.m. Istanbul / 1:30 p.m. London / 8:30 a.m. New York Time
Dial-in:	877-485-3103 / +1 201-689-8890
Webcast & Replay & Archieve Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=KyUxGfY3

Non-GAAP Financial Measures

Certain ﬁnancial information and data contained herein are not presented in accordance with generally accepted accounting principles of the United States (“GAAP”) including, but not limited to, adjusted EBITDA, adjusted EBITDA margin and certain ratios and other metrics derived therefrom. We define these metrics as follows:

Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties and lawsuit provision expense which Marti did not consider the provision to be reflective of its normal cash operations.

Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue.

These non-GAAP ﬁnancial measures are not measures of ﬁnancial performance in accordance with GAAP and may exclude items that are signiﬁcant in understanding and assessing the Company’s ﬁnancial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, cash ﬂows from operations or other measures of proﬁtability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies. The Company believes these non-GAAP measures of ﬁnancial results provide useful information for management and investors regarding certain ﬁnancial and business trends relating to the Company’s ﬁnancial condition and results of operations. The Company believes the use of these non-GAAP ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s ﬁnancial measures with other similar companies, many of which present similar non-GAAP ﬁnancial measures to investors. These non-GAAP ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP ﬁnancial measures and accordingly, should always be considered as supplemental financial results to those calculated in accordance with GAAP.

This ﬁnancial information and data contained herein also includes certain projections of non-GAAP ﬁnancial measures. Due to the high variability and diﬃculty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP ﬁnancial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP ﬁnancial measures is included.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car, motorcycle and taxi drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the anticipated growth, including the number of riders and registered drivers, of the ride-hailing business, the full year 2025 guidance, and the expected future performance, operational efficiencies and market opportunities of Marti and its two-wheeled electric vehicle service and ride hailing service, are forward-looking statements. In some cases, you can identify forward looking statements by terminology such as, or which contain the words “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “possible,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and variations of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on estimates and assumptions that, while considered reasonable by Marti and its management are inherently uncertain and are subject to a number of risks and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Marti’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: (i) volatility in the price of the Company’s securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which the Company currently or plans to operate, variations in competitors’ performance and success and changes in laws and regulations affecting the Company’s business, (ii) the Company’s ability to implement business plans, forecasts, and other expectations, and identify opportunities, (iii) the risk of downturns in the highly competitive tech-enabled mobility services industry, (iv) the Company’s ability to build its brand and consumers’ recognition, acceptance and adoption of its brand, (v) the risk that the Company may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities, (vi) technological changes and risks associated with doing business in an emerging market, (vii) risks relating to dependence on and use of certain intellectual property and technology, (viii) uncertain global, regional, and domestic economic conditions, and (ix) other important factors or risks discussed in the Company’s filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Company’s website at https://ir.marti.tech. Investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. The Company cautions not to place undue reliance upon any forward-looking statements, including its 2025 guidance and ride-hailing targets, which speaks only as to management expectations and beliefs as of the date they are made. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor Contact

Marti Technologies, Inc.
Turgut Yilmaz

investor.relations@marti.tech

Consolidated Balance Sheet

(in thousands $)	December 31, 2023	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	19,424	5,149
Accounts receivable, net	188	204
Inventories	2,612	2,030
Operating lease right of use assets	224	--
Other current assets	3,248	4,035
Total current assets	25,696	11,418

Non-current assets:
Property, equipment and deposits, net	13,531	5,493
Operating lease right of use assets	800	837
Intangible assets	184	590
Other non-current assets	--	2,041
Total non-current assets	14,515	8,961
Total assets	40,211	20,379

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net	10,448	4,556 [1]
Accounts payable	2,796	1,651
Operating lease liabilities	413	484
Deferred revenue	1,550	1,845
Accrued expenses and other current liabilities	2,295	2,787
Total current liabilities	17,502	11,322

Non-current liabilities:
Long-term financial liabilities, net	54,803	70,119 [1]
Operating lease liabilities	278	88
Other non-current liabilities	326	290
Total non-current liabilities	55,407	70,497

Total liabilities	72,909	81,820
Stockholders’ equity
Common stock	6	6
Share premium	40,461	85,598
Accumulated other comprehensive loss	(7,558)	(7,558)
Accumulated deficit	(65,606)	(139,487)

Total stockholders’ equity	(32,698)	(61,441)
Total liabilities and stockholders’ equity	40,211	20,379

1.	$2.9M of short-term financial liabilities, net and $70.1M long-term financial liabilities, net consist of convertible notes with a $1.65 exercise price.

Consolidated Income Statements

(in thousands $)	January 1 - December 31, 2023	January 1 - December 31, 2024

Revenue	20,030	18,660
Operating expenses:
Cost of revenues	(24,085)	(21,549)
Research and development expenses	(1,955)	(1,963)
General and administrative expenses	(15,130)	(49,249)[1]
Selling and marketing expenses	(7,348)	(9,348)
Other income	658	1,194
Other expenses	(2,774)	(3,056)
Total operating expenses	(50,633)	(83,970)
Loss from operations	(30,603)	(65,310)

Financial income	3,561	1,408
Financial expense	(6,773)	(9,980)
Loss before income tax expense	(33,815)	(73,881)

Income tax expense	--	--
Net loss	(33,815)	(73,881)

Net loss attributable to stockholders	(33,815)	(73,881)
Other comprehensive loss

Foreign currency translation adjustments	--	--
Total comprehensive loss	(33,815)	(73,881)

1.	2024 general & administrative expenses include share-based compensation expense of $37.2M. In the absence of share-based compensation expense, 2024 general & administrative expenses were $12.1M.

Consolidated Statements of Cash Flows

(in thousands $)	January 1 – December 31, 2023	January 1 – December 31, 2024
Operating activities
Loss before tax	(33,815)	(73,881)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,045	8,691
Loss on disposal of assets	567	--
Share-based compensation, net of forfeitures	1,992	35,661
Interest expense-income, net	5,910	3,681
Foreign exchange gains	(2,726)	(397)
Provision for inventory obsolescence	63	317
Other non-cash	1,543	(17)

Changes in operating assets and liabilities:
Account receivable	187	(15)
Inventories	658	265
Other current assets	96	978
Accounts payable	(777)	(1,145)
Deferred revenue	222	295
Accrued expenses and other current liabilities	1,171	491
Net cash used in operating activities	(14,866)	(25,077)

Cash flow from investing activities
Purchase of vehicles	(4,087)	--
Purchase of other property and equipment	(652)	(332)
Proceeds from disposal of property, plant and equipment	21	--
Purchases of intangible assets	(102)	(707)
Net cash used in investing activities	(4,820)	(1,039)

Cash flow from financing activities
Net proceeds from reverse acquisition	29,629	--
Proceeds from issuance of convertible notes	7,500	18,000
Repayment of convertible notes	--	(930)
Proceeds from term loans	--	--
Payments of term loans	(7,202)	(5,139)
Re-purchase of warrants	(1,315)	(90)
Net cash generated from financing activities	28,612	11,841

(Decrease)/increase in cash and cash equivalents	8,926	(14,275)
Effect of exchange rate changes	--	--
Net increase in cash and cash equivalents	8,926	(14,275)
Cash and cash equivalents at beginning of the year	10,498	19,424
Cash and cash equivalents at ending of the year	19,424	5,149

Non-GAAP Reconciliations

Consolidated Adjusted EBITDA

(in thousands $)	FY 2023	FY 2024
Net loss	(33,815)	(73,881)
Depreciation and amortization	10,045	8,691
Financial income	(3,561)	(1,408)
Financial expense	6,773	9,980
Customs tax provision expense	32	--
Lawsuit provision expense	846	184
Stock based compensation expense	1,989	37,161
Adjusted EBITDA	(17,692)	(19,274)
Adjusted EBITDA margin	(88.3)%	(103.3)%